EXHIBIT 99.1

LENOX	Wealth Management	8044 Montgomery Road Suite 480 Cincinnati, Ohio 45236
Office (513) 618-7080 – (800) 472-5734 – Fax (513) 618-7079		financial solutions since 1887

November 17, 2010

First Franklin Corporation Board of Directors
Attn:  Mr. John Kuntz, Chairman
4750 Ashwood Drive
Cincinnati, Ohio  45241

Dear Mr. Kuntz:

Lenox is writing in response to First Franklin Corporation’s October 13, 2010 announcement that it had entered into an agreement to be acquired by Cheviot Financial Corp. for $14.50 per share.

As you  recall, on May 7, 2010 Lenox offered to acquire First Franklin for $18.00 per share payable in Lenox stock. On June 23 and July 9 Lenox asked for (i) dates of availability of your Board (other than June 28) to receive a presentation from Lenox related to our offer and (ii) certain information relevant to and required for the presentation. You never responded to Lenox.

While Lenox remains disappointed that you excluded us from your “process,” please be advised that Lenox is withdrawing its May 7 offer and related application for Change in Control filed previously with the Office of Thrift Supervision.

Sincerely,

/s/ Jason D. Long

Jason D. Long
Vice President